UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Multi-Market Radio, Inc.
(Name of Issuer)

Common Stock
(Title of Class Securities)

 625432109
(Cusip Number)

Mr. Gideon J. King
c/o Loeb Partners Corporation
61 Broadway, N.Y., N.Y., 10006 (212) 483-7023
 (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 625432109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Partners Corporation - I.D. #13-3114801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                        (b) [ ]


3  SEC USE ONLY

4  SOURCE OF FUNDS*
         WC,O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [  ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF                  7  SOLE VOTING POWER
SHARES                     5,744 Shares assuming exercise of warrants
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                   17,215 Shares assuming exercise of warrants
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                  5,744 Shares assuming exercise of warrants
PERSON                     10 SHARED DISPOSITIVE POWER
WITH                       17,215 Shares assuming exercise of warrants



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,959 Shares assuming exercise of warrants

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.71%

14  TYPE OF REPORTING PERSON
         CO  BD  IA

SCHEDULE 13D

CUSIP NO. 625432109

1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage Fund - I.D. #13-3269989

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                   (b) [ ]


3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC,O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF                  7  SOLE VOTING POWER
SHARES                     266,891 Shares assuming exercise of warrants
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                   ----
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                  266,891 Shares assuming exercise of warrants
PERSON                     10 SHARED DISPOSITIVE POWER
WITH                       ----


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            266,891 Shares assuming exercise of warrants

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.18%

14  TYPE OF REPORTING PERSON
         PN  BD

ITEM 1.  SECURITY AND ISSUER.

         Same.

ITEM 2.  IDENTITY AND BACKGROUND.

         Same.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

         Same.

ITEM 4.  PURPOSE OF TRANSACTION.

         Same.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The persons reporting hereby owned the following shares of Common Stock as of November 5, 1996:

Shares of Common Stock

       Loeb Arbitrage Fund                    226,037
       Loeb Partners Corporaton*               18,313
                                             --------
                                              244,350

         This constitutes 7.49% of the 3,260,000 outstanding shares as reported by the Issuer.

         Other persons reporting hereby as of October 29, 1996 owned warrants expiring March 22, 1999 to acquire Shares of Common Stock at $7.75 per share as follows:

         Warrants
       Loeb Arbitrage Fund                    40,854
       Loeb Partners Corporaton*               4,646
                                             -------
                                              45,500

         Assuming exercise of these warrants the persons reporting hereby would own 289,851 Shares of Common Stock, constituting 8.89% of the shares outstanding on this assumption
----------
*Held for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.


         (b) See paragraph (a) above.

         (c) The following purchases of Common Stock and Options have been made since July 31, 1996 the persons named below:


                            PURCHASE OF COMMON STOCK

Holder                               Date           Shares    Average Price
Loeb Arbitrage Fund                09/06/96          6028         $11.84
                                   09/10/96          1716          12.26
                                   10/29/96         12496          11.54
                                   10/30/96          6468          11.76
                                   10/31/96          2420          11.84
                                   11/05/96         13056          11.23

Holder                               Date           Shares    Average Price
Loeb Partners Corporation*         09/06/96           972         $11.85
                                   09/10/96           284          12.27
                                   10/29/96          2004          11.54
                                   10/30/96          1032          11.76
                                   10/31/96           380          11.85
                                   11/05/96          1944          11.24


                              PURCHASE OF WARRANTS
Holder                               Date           Shares   Average Price
Loeb Arbitrage Fund                07/31/96         20950          $3.67

Loeb Partners Corporation*         07/31/96          3350          $3.67

-----------
*Transactions for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

         All reported transactions were effected on NASDAQ.
         (d) and (e).  Not applicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
            WITH RESPECT TO THE ISSUER.

                  None.

ITEM 7 Materials to be filed as Exhibits.

                  None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1996                           Loeb Arbitrage Fund
                                        By: Loeb Arbitrage Management, Inc.

                                        By: /s/ Arthur E. Lee
                                            Arthur E. Lee, President

November 12, 1996                           Loeb Partners Corporation

                                        By: /s/ Arthur E. Lee
                                                Arthur E. Lee
                                            Executive Vice President